Exhibit 10.1

EXECUTION VERSION

Employment Agreement

This Employment Agreement (the “Agreement”) dated as of December 21, 2016 (the “Effective Date”), is made by and between Allison Transmission, Inc., a Delaware corporation (together with any successor thereto, the “Company”), and Lawrence E. Dewey (the “Executive”) (collectively referred to as the “Parties”).

RECITALS

A.	It is the desire of the Company to continue to assure itself of the services of the Executive by entering into this Agreement.

B.	The Executive and the Company mutually desire that the Executive provide services to the Company on the terms herein provided.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and of the respective covenants and agreements set forth below the Parties hereto agree as follows:

1.	Employment.

(a)	General. The Company shall continue to employ the Executive and the Executive shall continue in the employ of the Company, for the period set forth in Section 1(b), in the position set forth in Section 1(c), and upon the other terms and conditions herein provided.

(b)	Employment Term. The term of employment under this Agreement (the “Term”) shall be for the period beginning on the Effective Date and ending on May 31, 2018, unless earlier terminated as provided in Section 3.

(c)	Position and Duties. The Executive shall serve as the Chairman and Chief Executive Officer of the Company and Allison Transmission Holdings, Inc. (“Parent”) with such customary responsibilities, duties and authority as may from time to time be assigned to the Executive by the Board of Directors of the Company, the Board of Directors of Parent or an authorized committee of either board (collectively, the “Board”). The Executive shall report to the Board. The Executive shall devote substantially all his working time and efforts to the business and affairs of the Company (which shall include service to its affiliates, if applicable). The Executive agrees to observe and comply with the rules and policies of the Company as adopted by the Company from time to time. During the Term, it shall not be a violation of this Agreement for the Executive to (i) serve on industry trade, civic or charitable boards or committees; (ii) deliver lectures or fulfill speaking engagements; (iii) manage his personal investments and affairs; and (iv) serve on the board of directors of two for-profit enterprises with the Board’s prior consent, as long as such activities do not interfere with the performance of the Executive’s duties and responsibilities as an employee of the Company.

2.	Compensation and Related Matters.

(a)	Annual Base Salary. During the Term, the Executive shall receive a base salary at a rate of $800,000 per annum through December 31, 2016 and increasing to $1,000,000 on January 1, 2017 (as applicable, the “Annual Base Salary”), which shall be paid in accordance with the customary payroll practices of the Company and shall be pro-rated for partial years of employment.

(b)	Bonus. During the Term, the Executive shall be eligible to receive an annual performance-based bonus upon the achievement of certain performance goals, which performance goals shall be determined by the Board in good faith after consultation with the Executive (the “Performance Bonus”). The Performance Bonus shall have a target equal to 150% of the Annual Base Salary (the “Target Bonus”) and the Executive shall have the ability to earn more (up to 375% of Annual Base Salary) or less than the Target Bonus depending on the achievement of performance goals for the particular year, as follows:

(i)	Over Performance: The amount of formulaic Performance Bonus earned by the Executive shall be increased by 6% of the Target Bonus for each percentage of performance that exceeds the target performance goals for the year in question (rounded to the nearest percentage); provided, that the Performance Bonus earned in any one year shall not exceed 375% of Annual Base Salary. For example, if the formulaic performance is 110% of target, the Executive’s formulaic payout is calculated at 240% of Annual Base Salary (i.e., 150% of Annual Base Salary for target, plus 90% of Annual Base Salary (6% x 150% x 10) = a Performance Bonus total of 240% of Annual Base Salary).

(ii)	Threshold Performance: The amount of formulaic Performance Bonus earned by the Executive shall be decreased by 5% of the Target Bonus for every percentage of performance that is less than the target performance goals for the year in question. For example, if the formulaic performance is 85% of target, the Executive’s formulaic payout is calculated at 37.5% of Annual Base Salary (i.e., 150% of Annual Base Salary for target, less 5% x 150% x 15 = a net Performance Bonus total of 37.5% of Annual Base Salary).

(iii)	Payment of Performance Bonus: The Performance Bonus for a particular year shall become due and payable only if the Executive remains employed with the Company as of the January 1 following such year (the “Service Trigger Date”), except as provided in Section 4(b)(i). If a Performance Bonus becomes due and payable for a particular year, then the Company shall pay such Performance Bonus to the Executive on the same day that the Company pays similar bonuses to other executives of the Company, provided, however, that the Company shall in no event pay the Performance Bonus to the Executive after March 15 of the year following the year in which the applicable Service Trigger Date occurs. Notwithstanding anything to the contrary in this Section 2(b), the Board may make reasonable adjustments, up or down, to the amount of Performance Bonus payable for any year to take into account extraordinary events, such as acquisitions, dispositions and unusual or one time earnings fluctuations.

(c)	Long Term Incentive (“LTI”) Program. During the Term, the Executive will be eligible to receive long term incentive compensation in the form of equity compensation or cash, as determined by the Board (the “LTI Program”). The Executive’s target value for the 2017-2019 LTI Program will be set at $3,000,000 (the “LTI Target”), with a minimum of 30% of the LTI Target value comprised of restricted stock units or restricted stock.

(d)	Retention Bonus. During the Term, the Executive is entitled to receive $500,000, payable in the January 15, 2017 salaried payroll processing (the “Retention Bonus”).

(e)	Restricted Stock Unit Award. Separate from any LTI Program, as soon as reasonably practicable following the Effective Date, the Executive will receive 25,000 restricted stock units of Parent (“RSUs”), which RSUs will vest in full on May 31, 2018 (the “RSU Award”).

(f)	Benefits. During the Term, the Executive shall be eligible to participate in employee benefit plans, programs and arrangements of the Company, as may be amended from time to time, which are generally applicable to senior officers of the Company and its subsidiaries, which as of the time of this Agreement include the Company’s health and welfare plan and the Equity Incentive Plan of Parent (pursuant to the terms to be set forth in a separate award agreement). If the group life insurance program of the Company does not permit coverage for the Executive as a multiple of annual salary comparable to that afforded other salaried and/or executive employees (currently 10 times annual salary), the Company will reimburse the Executive for the cost of an additional term life policy for the difference, up to a maximum of $15,000 annually.

(g)	Vacation. During the Term, the Executive shall be entitled to paid vacation in accordance with the Company’s vacation policy, as it may be amended from time to time; provided, however, the Executive shall be entitled to no less than twenty eight days of paid vacation each calendar year. Any vacation shall be taken at the reasonable and mutual convenience of the Company and the Executive.

(h)	Expenses. During the Term, the Company shall reimburse the Executive for all reasonable travel and other business expenses incurred by him in the performance of his duties to the Company in accordance with the Company’s expense reimbursement policy.

(i)	Key Person Insurance. At any time during the Term, the Company shall have the right to insure the life of the Executive for the Company’s sole benefit. The Company shall have the right to determine the amount of insurance and the type of policy. The Executive shall reasonably cooperate with the Company in obtaining such insurance by submitting to physical examinations, by supplying all information reasonably required by any insurance carrier, and by executing all necessary documents reasonably required by any insurance carrier. The Executive shall incur no financial obligation by executing any required document, and shall have no interest in any such policy.

3.	Termination.

The Executive’s employment hereunder may be terminated by the Company or the Executive, as applicable, without any breach of this Agreement only under the following circumstances:

(a)	Circumstances.

(i)	Death. The Executive’s employment hereunder shall terminate upon his death.

(ii)	Disability. If the Executive has incurred a Disability, as defined in Section 10(e), the Company may terminate the Executive’s employment.

(iii)	Termination for Cause. The Company may terminate the Executive’s employment for Cause, as defined in Section 10(b).

(iv)	Termination without Cause. The Company may terminate the Executive’s employment without Cause.

(v)	Resignation for Good Reason. The Executive may resign his employment for Good Reason, as defined in Section 10(f).

(vi)	Resignation without Good Reason. The Executive may resign his employment without Good Reason.

(vii)	End of Term. The Executive’s employment hereunder shall terminate at the end of the Term.

(b)	Notice of Termination. Any termination of the Executive’s employment by the Company or by the Executive under this Section 3 (other than termination pursuant to paragraph (a)(i) or (a)(vii)) shall be communicated by a written notice to the other Party hereto indicating the specific termination provision in this Agreement relied upon, setting forth in reasonable detail the facts and circumstances claimed to provide a basis for termination of the Executive’s employment under the provision so indicated, and specifying a Date of Termination, as defined in Section 10(d), which shall be at least 60 days following the date of such notice in the event of any termination of the Executive’s employment other than a termination for Cause and at least 45 days following the date of such notice in the event of a termination for Cause (a “Notice of Termination”). The failure by the Company to set forth in the Notice of Termination any fact or circumstance which contributes to a showing of Cause shall not waive any right of the Company hereunder or preclude the Company from asserting such fact or circumstance in enforcing the Company’s rights hereunder. Similarly, the failure by Executive to set forth in the Notice of Termination any fact or circumstance which contributes to a showing of Good Reason shall not waive any right of the Executive hereunder or preclude the Executive from asserting such fact or circumstance in enforcing Executive’s rights hereunder.

(c)	Company Obligations upon Termination. Upon termination of the Executive’s employment pursuant to any of the circumstances listed in Section 3(a), the Executive (or the Executive’s estate) shall be entitled to receive the sum of: (i) the portion of the Executive’s Annual Base Salary earned through the Date of Termination, but not yet paid to the Executive; (ii) any Performance Bonus actually earned by the Executive in the year prior to the year in which the Date of Termination occurs, but not yet paid to the Executive; (iii) any expenses owed to the Executive under Section 2(h); (iv) any accrued vacation pay owed to the Executive pursuant to Section 2(g); and (v) any amount accrued and arising from the Executive’s participation in, or benefits accrued under any employee benefit plans, programs or arrangements under Section 2(f) (including, but not limited to, deferred compensation plans and vested Company matching funds), which amounts shall be payable in accordance with the terms and conditions of such employee benefit plans, programs or arrangements (collectively, the “Company Arrangements”). For the avoidance of doubt, upon termination of the Executive’s employment for any reason, the Executive shall not be entitled to any other payments or benefits (including Annual Base Salary) except as specifically provided for in this Section 3(c) or Section 4.

4.	Severance Payments.

(a)	Termination for Cause, or Resignation without Good Reason. If the Executive’s employment shall terminate pursuant to Section 3(a)(iii) for Cause, or the Executive resigns without Good Reason pursuant to Section 3(a)(vi), the Executive shall not be entitled to any severance payment or benefits.

(b)	Termination at the end of the Term. If the Executive’s employment shall terminate pursuant to Section 3(a)(vii) at the end of the Term, then, subject to the Executive signing, within forty-five (45) days following delivery to the Executive, which such delivery occurring within five (5) days from the Date of Termination, a release of claims against the Company in substantially the form attached hereto as Exhibit A (the “Release”), and the Executive’s continued compliance with Sections 5 and 6, the Executive shall receive:

(i)	A cash amount equal to 5/12 of the 2018 Performance Bonus, which amount shall be based on the achievement of the performance goals for the 2018 calendar year as determined by the Board and payable on the same day that the Company pays similar bonuses to other executives of the Company;

(ii)	Full and immediate vesting of all unvested LTI Program awards granted to the Executive by the Company; provided, however, that any performance-based LTI Program awards shall only vest and become payable subject to the attainment of the performance measures for the applicable performance period as provided under the terms of the applicable award agreement, which performance-based amount will vest and be paid to Executive at the time originally scheduled to be paid to Executive under the terms of the applicable award agreement; and

(iii)	Continued Healthcare Coverage until the Executive reaches the age of sixty-five (65), or the date when the Executive is eligible for coverage under Medicare (or a successor U.S. Government Medicare-type program).

(c)	Death or Disability. If the Executive’s employment shall terminate as a result of Executive’s death pursuant to Section 3(a)(i), or Disability pursuant to Section 3(a)(ii) then, subject to the Executive (or his designated representative) signing, within forty-five (45) days following delivery to the Executive, which such delivery occurring within five (5) days from the Date of Termination, the Release, and not revoking such Release, within the revocation period specified in the Release, and, in the case of a termination due to Disability, the Executive’s continued compliance with Sections 5 and 6, the Executive shall receive:

(i)	A lump sum payment equal to 2.0 times the Executive’s Annual Base Salary as of the Date of Termination, payable within sixty (60) days following the Date of Termination;

(ii)	A lump sum payment equal to 2.0 times the Average Annual Bonus, payable within sixty (60) days following the Date of Termination;

(iii)	Full and immediate vesting of all unvested LTI Program awards granted to the Executive by the Company; provided, however, that any performance-based LTI Program awards shall only vest and become payable subject to the attainment of the performance measures for the applicable performance period as provided under the terms of the applicable award agreement, which performance-based amount will vest and be paid to Executive at the time originally scheduled to be paid to Executive under the terms of the applicable award agreement; and

(iv)	Continued Healthcare Coverage until the Executive (or surviving spouse) reaches the age of sixty-five (65), or the date when the Executive (or surviving spouse) is eligible for coverage under Medicare (or a successor U.S. Government Medicare-type program).

(d)	Termination without Cause or Resignation for Good Reason. If the Executive’s employment shall terminate without Cause pursuant to Section 3(a)(iv), or shall terminate due to the Executive’s resignation for Good Reason pursuant to Section 3(a)(v) then, subject to the Executive signing, within forty-five (45) days following delivery to the Executive, which such delivery occurring within five (5) days from the Date of Termination, the Release, and not revoking such Release, within the revocation period specified in the Release, and the Executive’s continued compliance with Sections 5 and 6, the Executive shall receive:

(i)	A lump sum payment equal to 3.0 times the Annual Base Salary as of the Date of Termination, payable within sixty (60) days following the Date of Termination;

(ii)	A lump sum payment equal to 3.0 times the Average Annual Bonus, payable within sixty (60) days following the Date of Termination;

(iii)	Full and immediate vesting of all unvested LTI Program awards granted to the Executive by the Company; provided, however, that any performance-based LTI Program awards shall only vest and become payable subject to the attainment of the performance measures for the applicable performance period as provided under the terms of the applicable award agreement, which performance-based amount will vest and be paid to Executive at the time originally scheduled to be paid to Executive under the terms of the applicable award agreement;

(iv)	A lump sum payment of the unpaid Retention Bonus, payable within sixty (60) days following the Date of Termination;

(v)	Full and immediate vesting of the RSU Award; and

(vi)	Continued Healthcare Coverage until the Executive reaches the age of sixty-five (65), or the date when the Executive is eligible for coverage under Medicare (or a successor U.S. Government Medicare-type program).

If the payment of any amounts under Section 4 is delayed pending the Executive’s execution of the Release, as soon as reasonably practicable following the date the Release becomes effective (but in no event later than, subject to Section 23, the earlier of (i) 30 days after the Release becomes effective, and (ii) March 15th of the calendar year following the calendar year in which the Release becomes effective), the Company will pay the Executive the amounts that would have otherwise been previously paid to the Executive under Section 4 prior to the execution of such Release, provided that he has not revoked such Release. For the avoidance of doubt, no payments or benefits under Section 4 shall be made until the Executive has executed the Release and the required revocation period specified in the Release has expired; provided, however, for full and immediate vesting of the RSU Award and to the extent full and immediate vesting of LTI Program awards relates to restricted stock or RSUs that are not subject to performance-based vesting, then the full and immediate vesting with respect to such restricted stock or RSUs shall occur without regard to the Release requirement.

(e)	Survival. The expiration or termination of the Term shall not impair the rights or obligations of any Party hereto, which shall have accrued prior to such expiration or termination

(f)	No Mitigation. Executive shall not be required to mitigate the amount of any payment provided for in this Section 4 by seeking other employment or otherwise, nor shall the amount of any payment or benefit provided for in this Section 4 be reduced by any compensation earned by the Executive as the result of employment by another employer, self-employment or by retirement benefits; provided, however, that loans, advances or other amounts owed by the Executive to the Company may be offset by the Company against cash amounts payable to the Executive under this Section 4 at the time such cash amounts are payable to the Executive under this Section 4.

(g)	Return of the Company’s Property. If the Executive’s employment is terminated for any reason, the Company shall have the right, at its option, to require the Executive to vacate his offices prior to or on the effective date of termination and to cease all activities on the Company’s behalf. Upon the termination of his employment in any manner, as a condition to the Executive’s receipt of any post-termination benefits described in this Agreement, the Executive shall immediately surrender to the Company all lists, books and records of, or in connection with, the Company’s business, and all other property belonging to the Company, it being distinctly understood that all such lists, books and records, and other documents are the property of the Company.

(h)	Parachute Payments.

(i)	It is the objective of this Agreement to maximize Executive’s net after-tax benefit if payments or benefits provided under this Agreement are subject to excise tax under Section 4999 of the Internal Revenue Code of 1986, as amended (the “Code”). Notwithstanding any other provisions of this Agreement, in the event that any payment or benefit by the Company or otherwise to or for the benefit of Executive, whether paid or payable or distributed or distributable pursuant to the terms of this Agreement or otherwise (all such payments and benefits, including the payments and benefits under Section 4 hereof, being hereinafter referred to as the “Total Payments”), would be subject (in whole or in part) to the excise tax imposed by Section 4999 of the Code (the “Excise Tax”), then the cash severance payments shall first be reduced, and the non-cash severance payments shall thereafter be reduced, to the extent necessary so that no portion of the Total Payments shall be subject to the Excise Tax, but only if the net amount of such Total Payments, as so reduced (and after subtracting the net amount of federal, state and local income taxes on such reduced Total Payments and after taking into account the phase out of itemized deductions and personal exemptions attributable to such reduced Total Payments), is greater than or equal to the net amount of such Total Payments without such reduction (but after subtracting the net amount of federal, state and local income taxes on such Total Payments and the amount of Excise Tax to which Executive would be subject in respect of such unreduced Total Payments and after taking into account the phase out of itemized deductions and personal exemptions attributable to such unreduced Total Payments).

(ii)	The Total Payments shall be reduced by the Company in the following order: (i) reduction of any cash severance payments otherwise payable to Executive that are exempt from Section 409A of the Code, (ii) reduction of any other cash payments or benefits otherwise payable to Executive that are exempt from Section 409A of the Code, but excluding any payments attributable to the acceleration of vesting or payments with respect to any equity award with respect to the Parent’s common stock that is exempt from Section 409A of the Code, (iii) reduction of any other payments or benefits otherwise payable to Executive on a pro-rata basis or such other manner that complies with Section 409A of the Code, but excluding any payments attributable to the acceleration of vesting and payments with respect to any equity award with respect to the Parent’s common stock that are exempt from Section 409A of the Code, and (iv) reduction of any payments attributable to the acceleration of vesting or payments with respect to any other equity award with respect to the Parent’s common stock that are exempt from Section 409A of the Code.

(iii)	All determinations regarding the application of this Section 4(h) shall be made by an accounting firm with experience in performing calculations regarding the applicability of Section 280G of the Code and the Excise Tax selected by the Company (“Independent Advisors”). For purposes of determining whether and the extent to which the Total Payments will be subject to the Excise Tax, (i) no portion of the Total Payments the receipt or enjoyment of which Executive shall have waived at such time and in such manner as not to constitute a “payment” within the meaning of Section 280G(b) of the Code shall be taken into account, (ii) no portion of the Total Payments shall be taken into account which, in the opinion of the Independent Advisors, does not constitute a “parachute payment” within the meaning of Section 280G(b)(2) of the Code (including by reason of Section 280G(b)(4)(A) of the Code) and, in calculating the Excise Tax, no portion of such Total Payments shall be taken into account which, in the opinion of Independent Advisors, constitutes reasonable compensation for services actually rendered, within the meaning of Section 280G(b)(4)(B) of the Code, in excess of the “base amount” (as defined in Section 280G(b)(3) of the Code) allocable to such reasonable compensation, and (iii) the value of any non-cash benefit or any deferred payment or benefit included in the Total Payments shall be determined by the Independent Advisors in accordance with the principles of Sections 280G(d)(3) and (4) of the Code. The costs of obtaining such determination and all related fees and expenses (including related fees and expenses incurred in any later audit) shall be borne by the Company.

(iv)	In the event it is later determined that a greater reduction in the Total Payments should have been made to implement the objective and intent of this Section 4(h), the excess amount shall be returned immediately by the Executive to the Company, plus interest at a rate equal to 120% of the semi-annual applicable federal rate as in effect at the time of the transaction giving rise to the imposition of the Excise Tax.

5.	Competition.

(a)	The Executive shall not, at any time during the Term and for twenty four months after the Date of Termination, directly or indirectly engage in, have any equity interest in, interview for a potential employment or consulting relationship with or manage or operate any person, firm, corporation, partnership or business (whether as director, officer, employee, agent, representative, partner, security holder, consultant or otherwise) that engages in any business which competes with any portion of the Business (as defined below) of the Company anywhere in the world. Notwithstanding the foregoing, it shall not be a violation of this Section 5(a) for the Executive to join a division or business line of a commercial enterprise, other than any Specified Entity, with multiple divisions or business lines if such division or business line is not competitive with the businesses of the Company and its subsidiaries, provided that the Executive performs services solely for such non-competitive division or business line, and performs no functions on behalf of (and has no involvement with or direct or indirect responsibilities with respect to) businesses competitive with the Business of the Company anywhere in the world. Nothing herein shall prohibit the Executive from being a passive owner of not more than 4.9% of the outstanding equity interest in any entity, other than any Specified Entity, which is publicly traded, so long as the Executive has no active participation in the business of such entity.

(b)	The Executive shall not, at any time during the Term and for eighteen months after the Date of Termination, directly or indirectly, recruit or otherwise solicit or induce any employee, customer, subscriber or supplier of the Company (i) to terminate its employment or arrangement with the Company, or (ii) to otherwise change its relationship with the Company.

(c)	In the event the terms of this Section 5 shall be determined by any court of competent jurisdiction to be unenforceable by reason of its extending for too great a period of time or over too great a geographical area or by reason of its being too extensive in any other respect, it will be interpreted to extend only over the maximum period of time for which it may be enforceable, over the maximum geographical area as to which it may be enforceable, or to the maximum extent in all other respects as to which it may be enforceable, all as determined by such court in such action.

(d)	As used in this Section 5, (i) the term “Company” shall include the Company, its subsidiaries, and Parent, and (ii) the term “Business” shall include the manufacturing, development and sale of transmissions and the sale of replacement parts, “will-fit” parts, support equipment and remanufactured transmissions for use in the vehicle aftermarket, as such business may be expanded or altered by the Company during the Term.

(e)	The Executive agrees, during the Term and following the Date of Termination, to refrain from disparaging the Company and its affiliates, including any of its services, technologies or practices, or any of its directors, officers, agents, representatives or stockholders, either orally or in writing. The Company agrees, during the Term and following the Date of Termination, to refrain from disparaging the Executive; provided, however, that the Company’s agreement to this non-disparagement clause shall be limited to official statements issued by the Company as an organization and statements of officers of the Company and members of the Board in their official capacity as representatives of the Company. Nothing in this paragraph shall preclude the Executive, the Company, the members of the Board or officers of the Company from making truthful statements that are reasonably necessary to comply with applicable law, regulation or legal process.

6.	Nondisclosure of Proprietary Information.

(a)	Except in connection with the faithful performance of the Executive’s duties hereunder or pursuant to Section 6(c) and (e), the Executive shall, in perpetuity, maintain in confidence and shall not directly, indirectly or otherwise, use, disseminate, disclose or publish, or use for his benefit or the benefit of any person, firm, corporation or other entity any confidential or proprietary information or trade secrets of or relating to the Company (including, without limitation, business plans, business strategies and methods, acquisition targets, intellectual property in the form of patents, trademarks and copyrights and applications therefor, ideas, inventions, works, discoveries, improvements, information, documents, formulae, practices, processes, methods, developments, source code, modifications, technology, techniques, data, programs, other know-how or materials, owned, developed or possessed by the Company, whether in tangible or intangible form, information with respect to the Company’s operations, processes, products, inventions, business practices, finances, principals, vendors, suppliers, customers, potential customers, marketing methods, costs, prices, contractual relationships, regulatory status, prospects and compensation paid to employees or other terms of employment) (collectively, the “Confidential Information”), or deliver to any person, firm, corporation or other entity any document, record, notebook, computer program or similar repository of or containing any such Confidential Information. The Parties hereby stipulate and agree that, as between them, any item of Confidential Information is important, material and confidential and affects the successful conduct of the businesses of the Company (and any successor or assignee of the Company). Notwithstanding the foregoing, Confidential Information shall not include any information that has been published in a form generally available to the public prior to the date the Executive proposes to disclose or use such information, provided, that such publishing of the Confidential Information shall not have resulted from the Executive directly or indirectly breaching his obligations under this Section 6(a) or any other similar provision by which he is bound, or from any third-party breaching a provision similar to that found under this Section 6(a). For the purposes of the previous sentence, Confidential Information will not be deemed to have been published or otherwise disclosed merely because individual portions of the information have been separately published, but only if all material features comprising such information have been published in combination.

(b)	Upon termination of the Executive’s employment with the Company for any reason, the Executive will promptly deliver to the Company all correspondence, drawings, manuals, letters, notes, notebooks, reports, programs, plans, proposals, financial documents, or any other documents or property concerning the Company’s customers, business plans, marketing strategies, products, property or processes.

(c)	The Executive may respond to a lawful and valid subpoena or other legal process but shall give the Company the earliest possible notice thereof, shall, as much in advance of the return date as possible, make available to the Company and its counsel the documents and other information sought and shall assist such counsel at the Company’s expense in resisting or otherwise responding to such process.

(d)	As used in this Section 6 and Section 7, the term “Company” shall include the Company, its subsidiaries, and Parent.

(e)	Nothing in this Agreement shall prohibit the Executive from (i) disclosing information and documents when required by law, subpoena or court order (subject to the requirements of Section 6(c) above), (ii) disclosing information and documents to his attorney or tax adviser for the purpose of securing legal or tax advice, (iii) disclosing the Executive’s post-employment restrictions in this Agreement in confidence to any potential new employer, or (iv) retaining, at any time, his personal correspondence, his personal contacts and documents related to his own personal benefits, entitlements and obligations.

7.	Inventions.

All rights to discoveries, inventions, improvements and innovations (including all data and records pertaining thereto) related to the business of the Company, whether or not patentable, copyrightable, registrable as a trademark, or reduced to writing, that the Executive may discover, invent or originate during the Term, either alone or with others and whether or not during working hours or by the use of the facilities of the Company (“Inventions”), shall be the exclusive property of the Company. The Executive shall promptly disclose all Inventions to the Company, shall execute at the request of the Company any assignments or other documents the Company may deem reasonably necessary to protect or perfect its rights therein, and shall assist the Company, upon reasonable request and at the Company’s expense, in obtaining, defending and enforcing the Company’s rights therein. The Executive hereby appoints the Company as his attorney-in-fact to execute on his behalf any assignments or other documents reasonably deemed necessary by the Company to protect or perfect its rights to any Inventions.

8.	Injunctive Relief.

It is recognized and acknowledged by the Executive that a breach of the covenants contained in Sections 5, 6 and 7 will cause irreparable damage to the Company and its goodwill, the exact amount of which will be difficult or impossible to ascertain, and that the remedies at law for any such breach will be inadequate. Accordingly, the Executive agrees that in the event of a breach of any of the covenants contained in Sections 5, 6 and 7, in addition to any other remedy which may be available at law or in equity, the Company will be entitled to specific performance and injunctive relief.

9.	Assignment and Successors.

The Company may assign its rights and obligations under this Agreement to any successor to all or substantially all of the business or the assets of the Company (by merger or otherwise), and may assign or encumber this Agreement and its rights hereunder as security for indebtedness of the Company and its affiliates. This Agreement shall be binding upon and inure to the benefit of the Company, the Executive and their respective successors, assigns, personnel and legal representatives, executors, administrators, heirs, distributees, devisees, and legatees, as applicable. None of the Executive’s rights or obligations may be assigned or transferred by the Executive, other than the Executive’s rights to payments hereunder, which may be transferred only by will or operation of law. Notwithstanding the foregoing, the Executive shall be entitled, to the extent permitted under applicable law and applicable Company Arrangements, to select and change a beneficiary or beneficiaries to receive compensation hereunder following his death by giving written notice thereof to the Company.

10.	Certain Definitions.

(a)	Average Annual Bonus. “Average Annual Bonus” shall mean the average of Executive’s three annual Performance Bonuses earned in the three fiscal years prior to the fiscal year in which the Date of Termination occurs.

(b)	Cause. The Company shall have “Cause” to terminate the Executive’s employment hereunder upon:

(i)	the Board’s determination that the Executive failed to substantially perform his duties as an employee of the Company (other than any such failure resulting from the Executive’s Disability) that is reasonably expected to result in, or has resulted in, material economic damage to the Company or any of its affiliates (provided, that, to the extent such failure can be fully cured, the Company shall have provided the Executive with at least 30 days’ notice of such failure and the Executive has not remedied the failure within the 30-day period);

(ii)	the Board’s determination that the Executive failed in any material respect to carry out or comply with any lawful and reasonable directive of the Board consistent with the terms of this Agreement (provided, that, to the extent such failure can be fully cured, the Company shall have provided the Executive with at least 30 days’ notice of such failure and the Executive has not remedied the failure within the 30-day period);

(iii)	the Executive’s conviction, plea of no contest, plea of nolo contendere, or imposition of unadjudicated probation for any felony or crime involving moral turpitude;

(iv)	the Executive’s unlawful use (including being under the influence) or possession of illegal drugs on the Company’s (or any of its affiliate’s) premises or while performing the Executive’s duties and responsibilities under this Agreement; or

(v)	the Executive’s commission of an act of fraud, embezzlement, misappropriation, willful misconduct, or breach of fiduciary duty against the Company or any of its affiliates.

(c)	Continued Healthcare Coverage. “Continued Healthcare Coverage” shall mean the Company’s reimbursement of Executive for, or direct payment to the carrier for, the premium costs for the Executive and, where applicable, his spouse and dependents, for a period of time following the Date of Termination (the “Payment Period”), effective with the cessation of coverage as a Company employee, under the same or a comparable Company group medical plan to the group medical plan that Executive was participating in as of the Date of Termination; provided that if the same or comparable Company group medical plan is, at any time during such Payment Period, not available generally to senior officers of the Company, the Executive shall receive reimbursement for, or direct payment to the carrier for, the premium costs under a group medical plan that is available to such senior officers of the Company; provided, however, if there is no opportunity to be included in a comparable Company group medical plan for all or a portion of the Payment Period, the Executive may elect coverage under the same provisions as the 2014 Global Expatriate Personnel medical, vision, and dental plan during the remainder of the Payment Period; provided, further, if at any time the Company determines that its payment of any such premiums on the Executive’s behalf or continued participation in any such plans would result in a violation of applicable law (including but not limited to the 2010 Patient Protection and Affordable Care Act, as amended by the 2010 Health Care and Education Reconciliation Act), then in lieu of paying premiums pursuant to this clause, the Company shall pay the Executive on the last day of each remaining month of the Payment Period, a fully taxable cash payment equal to the COBRA premium for such month, subject to applicable tax withholding, such payments to be made without regard to the Executive’s payment of healthcare premiums.

(d)	Date of Termination. “Date of Termination” shall mean (i) if the Executive’s employment is terminated by his death, the date of his death; (ii) if the Executive’s employment is terminated pursuant to Section 3(a)(ii) – (vi) either the date indicated in the Notice of Termination or the date specified by the Company pursuant to Section 3(b), whichever is earlier; (iii) if the Executive’s employment is terminated pursuant to Section 3(a)(vii), the expiration of the Term.

(e)	Disability. “Disability” shall mean, the Executive’s inability to perform, with or without reasonable accommodation, the essential functions of his position hereunder for a total of three months during any six-month period as a result of incapacity due to mental or physical illness as determined by a physician selected by the Company or its insurers and acceptable to the Executive or the Executive’s legal representative, with such agreement as to acceptability not to be unreasonably withheld or delayed. Any refusal by the Executive to submit to a medical examination for the purpose of determining Disability shall be deemed to constitute conclusive evidence of the Executive’s lack of a Disability.

(f)	Good Reason. The Executive shall have “Good Reason” to resign his employment within ninety (90) days following (i) a material diminution in the Executive’s authorities, duties, or responsibilities, (ii) a material change in the geographic location at which the Executive must perform services, which shall not include a relocation of the Executive’s principal place of employment to any location within a thirty (30) mile radius of the location from which the Executive served the Company immediately prior to the relocation, (iii) a material diminution in the Executive’s Annual Base Salary from the Annual Base Salary in effect in the prior year, (iv) a material diminution in the Executive’s Target Bonus from the Target Bonus in effect in the prior year, or (v) a material diminution in the Executive’s LTI Target. The Executive may not resign his employment for Good Reason unless the Executive provided the Company with at least 30 days prior written notice of his intent to resign for Good Reason and the Company has not cured the breach within 30 days. For the avoidance of doubt, the end of the Term shall not constitute “Good Reason.”

(g)	Specified Entity. “Specified Entity” shall mean any of the following, including their affiliates: (i) ZF Friedrichshafen AG, (ii) Voith AG, (iii) Eaton Corporation, (iv) Caterpillar, Inc. and (v) ArvinMeritor, Inc.

11.	Governing Law.

This Agreement shall be governed, construed, interpreted and enforced in accordance with its express terms, and otherwise in accordance with the substantive laws of the State of Indiana, without reference to the principles of conflicts of law of the State of Indiana or any other jurisdiction, and where applicable, the laws of the United States.

12.	Validity.

The invalidity or unenforceability of any provision or provisions of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement, which shall remain in full force and effect.

13.	Notices.

Any notice, request, claim, demand, document and other communication hereunder to any Party shall be effective upon receipt (or refusal of receipt) and shall be in writing and delivered personally or sent by facsimile or certified or registered mail, postage prepaid, as follows:

(a)	If to the Company:

Allison Transmission, Inc.

Office of the General Counsel

One Allison Way

Indianapolis, IN 46222

Facsimile: (317) 242-5759

(b)	If to the Executive:

Lawrence E. Dewey

5122 Wynstone Way

Carmel, IN 46033-9544

and copies to:

Krieg DeVault LLP

One Indiana Square, Suite 2800

Indianapolis, IN 46204-2079

Attention: Sharon B. Hearn

Facsimile: (317) 636-1507

or at any other address as any Party shall have specified by notice in writing to the other Party.

14.	Counterparts.

This Agreement may be executed in several counterparts, each of which shall be deemed to be an original, but all of which together will constitute one and the same Agreement. Signatures delivered by facsimile shall be deemed effective for all purposes.

15.	Entire Agreement.

The terms of this Agreement are intended by the Parties to be the final expression of their agreement with respect to the employment of the Executive by the Company and supersede all prior understandings and agreements, whether written or oral, including the Employment Agreement between the Company and the Executive dated February 7, 2008 and the Employment Agreement between the Company and the Executive dated April 15, 2014, each as amended. The Parties further intend that this Agreement shall constitute the complete and exclusive statement of their terms and that no extrinsic evidence whatsoever may be introduced in any judicial, administrative, or other legal proceeding to vary the terms of this Agreement.

16.	Amendments; Waivers.

This Agreement may not be modified, amended, or terminated except by an instrument in writing, signed by the Executive and a duly authorized officer of Company. By an instrument in writing similarly executed, the Executive or a duly authorized officer of the Company may waive compliance by the other Party or Parties with any specifically identified provision of this Agreement that such other Party was or is obligated to comply with or perform; provided, however, that such waiver shall not operate as a waiver of, or estoppel with respect to, any other or subsequent failure. No failure to exercise and no delay in exercising any right, remedy, or power hereunder preclude any other or further exercise of any other right, remedy, or power provided herein or by law or in equity. Except as otherwise set forth in this Agreement, the respective rights and obligations of the Parties under this Agreement shall survive any termination of the Executive’s employment.

17.	No Inconsistent Actions.

The Parties hereto shall not voluntarily undertake or fail to undertake any action or course of action inconsistent with the provisions or essential intent of this Agreement. Furthermore, it is the intent of the Parties hereto to act in a fair and reasonable manner with respect to the interpretation and application of the provisions of this Agreement.

18.	Construction.

This Agreement shall be deemed drafted equally by both the Parties. Its language shall be construed as a whole and according to its fair meaning. Any presumption or principle that the language is to be construed against any Party shall not apply. The headings in this Agreement are only for convenience and are not intended to affect construction or interpretation. Any references to paragraphs, subparagraphs, sections or subsections are to those parts of this Agreement, unless the context clearly indicates to the contrary. Also, unless the context clearly indicates to the contrary, (a) the plural includes the singular and the singular includes the plural; (b) “and” and “or” are each used both conjunctively and disjunctively; (c) “any,” “all,” “each,” or “every” means “any and all,” and “each and every”; (d) “includes” and “including” are each “without limitation”; (e) “herein,” “hereof,” “hereunder” and other similar compounds of the word “here” refer to the entire Agreement and not to any particular paragraph, subparagraph, section or subsection; and (f) all pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural as the identity of the entities or persons referred to may require.

19.	Arbitration.

Any controversy, claim or dispute arising out of or relating to this Agreement, shall be settled solely and exclusively by binding arbitration in Indianapolis, Indiana. Such arbitration shall be conducted in accordance with the then prevailing JAMS Streamlined Arbitration Rules & Procedures, with the following exceptions if in conflict: (a) one arbitrator shall be chosen by JAMS; (b) each Party to the arbitration will pay its pro rata share of the expenses and fees of the arbitrator, together with other expenses of the arbitration incurred or approved by the arbitrator; and (c) arbitration may proceed in the absence of any Party if written notice (pursuant to the JAMS rules and regulations) of the proceedings has been given to such Party. Each Party shall bear its own attorneys’ fees and expenses. The Parties agree to abide by all decisions and awards rendered in such proceedings. Such decisions and awards rendered by the arbitrator shall be final and conclusive. All such controversies, claims or disputes shall be settled in this manner in lieu of any action at law or equity; provided, however, that nothing in this subsection shall be construed as precluding the bringing an action for injunctive relief as provided in Section 8.

20.	Enforcement.

If any provision of this Agreement is held to be illegal, invalid or unenforceable under present or future laws effective during the term of this Agreement, such provision shall be fully severable; this Agreement shall be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a portion of this Agreement; and the remaining provisions of this Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid or unenforceable provision or by its severance from this Agreement. Furthermore, in lieu of such illegal, invalid or unenforceable provision there shall be added automatically as part of this Agreement a provision as similar in terms to such illegal, invalid or unenforceable provision as may be possible and be legal, valid and enforceable.

21.	Withholding.

The Company shall be entitled to withhold from any amounts payable under this Agreement any federal, state, local or foreign withholding or other taxes or charges which the Company is required to withhold. The Company shall be entitled to rely on an opinion of counsel if any questions as to the amount or requirement of withholding shall arise.

22.	Employee Acknowledgement.

The Executive acknowledges that he has read and understands this Agreement, is fully aware of its legal effect, has not acted in reliance upon any representations or promises made by the Company other than those contained in writing herein, and has entered into this Agreement freely based on his own judgment.

23.	Section 409A.

(a)	General. The intent of the Parties is that the payments and benefits under this Agreement comply with or be exempt from Section 409A of the Code, and the regulations and guidance promulgated thereunder (collectively, “Section 409A”) and, accordingly, to the maximum extent permitted, this Agreement shall be interpreted to be in compliance therewith.

(b)	Separation from Service. Notwithstanding anything in this Agreement to the contrary, any compensation or benefits payable under this Agreement that is considered nonqualified deferred compensation under Section 409A and is designated under this Agreement as payable upon Executive’s termination of employment shall be payable only upon Executive’s “separation from service” with the Company within the meaning of Section 409A (a “Separation from Service”) and, except as provided below, any such compensation or benefits described in Section 4 shall not be paid, or, in the case of installments, shall not commence payment, until the sixtieth (60th) day following Executive’s Separation from Service (the “First Payment Date”). Any installment payments that would have been made to Executive during the sixty (60) day period immediately following Executive’s Separation from Service but for the preceding sentence shall be paid to Executive on the First Payment Date and the remaining payments shall be made as provided in this Agreement.

(c)	Specified Employee. Notwithstanding anything in this Agreement to the contrary, if Executive is deemed by the Company at the time of Executive’s Separation from Service to be a “specified employee” for purposes of Section 409A, to the extent delayed commencement of any portion of the benefits to which Executive is entitled under this Agreement is required in order to avoid a prohibited distribution under Section 409A, such portion of Executive’s benefits shall not be provided to Executive prior to the earlier of (i) the expiration of the six-month period measured from the date of Executive’s Separation from Service with the Company or (ii) the date of Executive’s death. Upon the first business day following the expiration of the applicable Section 409A period, all payments deferred pursuant to the preceding sentence shall be paid in a lump sum to Executive (or Executive’s estate or beneficiaries), and any remaining payments due to Executive under this Agreement shall be paid as otherwise provided herein.

(d)	Expense Reimbursements. To the extent that any reimbursements under this Agreement are subject to Section 409A, any such reimbursements payable to Executive shall be paid to Executive no later than December 31 of the year following the year in which the expense was incurred; provided, that Executive submits Executive’s reimbursement request promptly following the date the expense is incurred, the amount of expenses reimbursed in one year shall not affect the amount eligible for reimbursement in any subsequent year, other than medical expenses referred to in Section 105(b) of the Code, and Executive’s right to reimbursement under this Agreement will not be subject to liquidation or exchange for another benefit.

(e)	Installments. Executive’s right to receive any installment payments under this Agreement, including without limitation any continuation salary payments that are payable on Company payroll dates, shall be treated as a right to receive a series of separate payments and, accordingly, each such installment payment shall at all times be considered a separate and distinct payment as permitted under Section 409A. Except as otherwise permitted under Section 409A, no payment hereunder shall be accelerated or deferred unless such acceleration or deferral would not result in additional tax or interest pursuant to Section 409A.

24.	Indemnification.

The Company shall indemnify the Executive to the maximum extent permitted under the General Corporation Law of the State of Delaware for acts taken within the scope of his employment. To the extent that the Company obtains coverage under a director and officer indemnification policy, the Executive will be entitled to such coverage on a basis that is no less favorable than the coverage provided to any other officer or director of the Company.

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IN WITNESS WHEREOF, the Parties have executed this Agreement on the date and year first above written.

COMPANY

By:	/s/ Eric C. Scroggins
	Name	Eric C. Scroggins
	Title:	Vice President, General Counsel and Secretary

EXECUTIVE

By:	/s/ Lawrence E. Dewey
Lawrence E. Dewey

Exhibit A

General Release and Waiver*

For and in consideration of the payments and other benefits due to Lawrence E. Dewey (the “Executive”) pursuant to the Employment Agreement, dated as of December __, 2016, by and between Allison Transmission, Inc. (the “Company”) and the Executive (the “Employment Agreement”), and for other good and valuable consideration, the Executive hereby agrees, for the Executive, the Executive’s spouse and child or children (if any), the Executive’s heirs, beneficiaries, devisees, executors, administrators, attorneys, insurers, personal representatives, successors and assigns, to forever release, discharge and covenant not to sue (the “Release”) the Company, or any of its divisions, affiliates, subsidiaries, parents, branches, predecessors, successors, assigns, and, with respect to such entities, their officers, directors, trustees, employees, agents, shareholders, administrators, general or limited partners, representatives, attorneys and fiduciaries, past, present and future (the “Released Parties”) from any and all claims of any kind arising out of, or related to, his employment with the Company, its affiliates and subsidiaries (collectively, with the Company, the “Affiliated Entities”), the Executive’s separation from employment with the Affiliated Entities, which the Executive now has or may have against the Released Parties, whether known or unknown to the Executive, by reason of facts which have occurred on or prior to the date that the Executive has signed this Release. Such released claims include, without limitation, any and all claims relating to the foregoing under federal, state or local laws pertaining to employment, including, without limitation, the Age Discrimination in Employment Act, Title VII of the Civil Rights Act of 1964, as amended, 42 U.S.C. Section 2000e et. seq., the Fair Labor Standards Act, as amended, 29 U.S.C. Section 201 et. seq., the Americans with Disabilities Act, as amended, 42 U.S.C. Section 12101 et. seq. the Reconstruction Era Civil Rights Act, as amended, 42 U.S.C. Section 1981 et. seq., the Rehabilitation Act of 1973, as amended, 29 U.S.C. Section 701 et. seq., the Family and Medical Leave Act of 1992, 29 U.S.C. Section 2601 et. seq., and any and all state or local laws regarding employment discrimination and/or federal, state or local laws of any type or description regarding employment, including but not limited to any claims arising from or derivative of the Executive’s employment with the Affiliated Entities, as well as any and all such claims under state contract or tort law.

The Executive has read this Release carefully, acknowledges that the Executive has been given at least twenty-one (21) days to consider all of its terms and has been advised to consult with an attorney and any other advisors of the Executive’s choice prior to executing this Release, and the Executive fully understands that by signing below the Executive is voluntarily giving up any right which the Executive may have to sue or bring any other claims against the Released Parties, including any rights and claims under the Age Discrimination in Employment Act. The Executive also understands that the Executive has a period of seven (7) days after signing this Release within which to revoke his agreement, and that neither the Company nor any other person is obligated to make any payments or provide any other benefits to the Executive pursuant to the Employment Agreement until eight (8) days have passed since the Executive’s signing of this Release without the Executive’s signature having been revoked other than any accrued obligations or other benefits payable pursuant to the terms of the Company’s normal payroll practices or employee benefit plans. Finally, the Executive has not been forced or pressured in any manner whatsoever to sign this Release, and the Executive agrees to all of its terms voluntarily.

*	The Company may adjust the terms of this form release from time to time, including, without limitation, to reflect any changes in applicable laws.

Notwithstanding anything else herein to the contrary, this Release shall not affect: (i) the Company’s obligations under any compensation or employee benefit plan, program or arrangement (including, without limitation, obligations to the Executive under any stock option, stock award or agreements or obligations under any pension, deferred compensation or retention plan) provided by the Affiliated Entities where the Executive’s compensation or benefits are intended to continue or the Executive is to be provided with compensation or benefits, in accordance with the express written terms of such plan, program or arrangement, beyond the date of the Executive’s termination; or (ii) rights to indemnification or liability insurance coverage the Executive may have under the by-laws of the Company or applicable law.

This Release is subject to Sections 11 and 19 of the Employment Agreement. This Release is final and binding and may not be changed or modified except in a writing signed by both parties.

Date	Lawrence E. Dewey

Date	Allison Transmission, Inc.